EXHIBIT A

JOINT FILING AGREEMENT

This joint filing agreement is made and entered into as of this 13th day of May, 2025, by and among WD Thunder CV Ultimate GP LLC, WD Thunder CV GP LP, WD Thunder CV IND LP, WD Thunder CV Parallel LP, WD Thunder CV LP, and WDE Flogistix Aggregate LLC.

The parties hereby agree to jointly prepare and file a Schedule 13G with respect to Flowco Holdings Inc., as well as any amendments thereto, pursuant to the Securities Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date first set forth above.

Dated: May 13, 2025   WD THUNDER CV ULTIMATE GP LLC

Signature: /s/ Varun Babbili
Name/Title: Varun Babbili, Director

Dated: May 13, 2025   WD THUNDER CV GP LP

Signature: /s/ Varun Babbili
Name/Title: Varun Babbili, Director

Dated: May 13, 2025   WD THUNDER CV IND LP

Signature: /s/ Varun Babbili
Name/Title: Varun Babbili, Director

Dated: May 13, 2025   WD THUNDER CV LP

Signature: /s/ Varun Babbili
Name/Title: Varun Babbili, Director

Dated: May 13, 2025   WD THUNDER CV PARALLEL LP

Signature: /s/ Varun Babbili
Name/Title: Varun Babbili, Director

Dated: May 13, 2025   WDE FLOGISTIX AGGREGATE LLC

Signature: /s/ Varun Babbili
Name/Title: Varun Babbili, Director

EXHIBIT B

SEPARATELY FILING GROUP MEMBERS

Due to the terms of the Stockholders Agreement, the Reporting Persons may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), comprised of the Reporting Persons and the following persons (the "Separately Filing Group Members"):

Jonathan B. Fairbanks
GEC Advisors LLC
GEC Group B Ltd.
GEC Capital Group III-B LP
GEC Estis Co-Invest II LLC
GEC Group Ltd.
GEC Capital Group III LP
GEC Partners III LP
GEC Partners III-B LP

It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Gs pursuant to Rule 13d-1(k)(2) under the Exchange Act addressing their respective statuses as members of a "group" within the Reporting Persons. In no event shall the beneficial ownership of shares of Class A Common Stock by any of the Reporting Persons hereto be counted towards the beneficial ownership of shares of Class A Common Stock of the Separately Filing Group Members, solely as a result of such parties being in the same "group" (as defined in the Exchange Act). The Reporting Persons do not assume responsibility for the information contained in the Schedule 13Gs filed by the Separately Filing Group Members, except to the extent such information has been provided by the Reporting Persons. Based on information provided by the Separately Filing Group Members, the Reporting Persons believe that they and the Separately Filing Group Members together as a "group" may be deemed to collectively beneficially own in the aggregate 52,457,001 shares of Class A Common Stock, or 71.9% of the shares of Class A Common Stock outstanding, as of the date of this Schedule 13G. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by the Separately Filing Group Members.